SCHEDULE 13E-3
(Rule 13e-100)
Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
ZAREBA SYSTEMS, INC.
(Name of the Issuer)
Zareba Systems, Inc.
(Names of Persons Filing Statement)
Common Stock
(Title of Class of Securities)
989131107
(CUSIP Number of Class of Securities)
Dale A. Nordquist
President and Chief Executive Officer
13705 26th Avenue N., Suite 102
Minneapolis, MN 55441
(763) 551-1125
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
with copies to:
Alexander Rosenstein
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402
(612) 492-7000
This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$325,000	$18.14

*	For purposes of calculating the filing fee only, this amount assumes the estimated aggregate cash payment of $325,000 by the Issuer in lieu of fractional shares immediately following a 1-for-250 Reverse Split to holders of fewer than 250 shares of the Issuer’s common stock prior to the Reverse Split. The aggregate cash payment is equal to the product of a price of $5.20 per pre-split share and approximately 62,473 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $325,000 and 0.0000558.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Zareba Systems, Inc., a Minnesota corporation (“Zareba”, the “Company”, “we”, or “our”), in connection with a “going private” transaction. Our board of directors (“Board”) has approved a 1-for-250 share combination (the “Reverse Split”) such that shareholders owning less than one whole share of our common stock following the Reverse Split will have their fractional shares cancelled and converted into the right to receive the cash consideration described herein. Immediately following the Reverse Split and conversion into the right to receive payment for fractional shares, we will effect a 250-for-1 share division (“Forward Split”) affecting those shareholders who, following the Reverse Split, continue to hold at least one whole share of common stock. The entire going private transaction, including the Reverse Split and Forward Split, is referred to below as the “Transaction.”
     As a result of the Transaction, each share of our common stock held of record or beneficially by a shareholder owning fewer than 250 shares of our common stock on      , 2009 (the “Record Date”) will be converted into the right to receive $5.20 per pre-Reverse Split share, without interest, and each share of our common stock owned of record or beneficially by shareholders who, following the effective time of the Reverse Split, continue to own at least one whole share of common stock will, pursuant to the Forward Split, be divided into 250 shares of our common stock. Shareholders who own 250 or more shares of our common stock on the Record Date will not be entitled to receive any cash for any whole or fractional shares that may result from the Reverse Split.
     The purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 300 so that we will be eligible to terminate the public registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In such case, we will no longer be required to file periodic reports with the Securities and Exchange Commission (the “SEC”). The deregistration of our common stock will also have the effect of terminating the eligibility of our common stock for listing on the Nasdaq Capital Market (“Nasdaq”).
     We have made certain calculations regarding the Reverse Split relating to its effect upon our shareholder base. Based upon our review of our list of shareholders of record furnished to us by Wells Fargo Shareowner Services, our transfer agent, as well as an analysis we have conducted taking into account information furnished to us by Broadridge Financial Solutions, Inc. concerning shareholders who beneficially own their stock in street name, referred to as non-objecting beneficial owners and objecting beneficial owners, we have determined that the Reverse Split will not result in the cancellation of more than 20% of the outstanding shares of our common stock. In the event the Reverse Split would result in more than 20% of our common stock being cancelled, which is not permitted by Minnesota law, we will take action to suspend or withdraw the Reverse Split and subsequent Forward Split. In such event, it is our intent to take all action necessary to reduce the number of shares that would be cancelled and receive a cash payment in lieu of a fractional share to comply with the Minnesota Business Corporation Act (the “MBCA”) by adjusting the split ratios used in the Reverse Split and Forward Split or, in the alternative, to seek shareholder approval of the proposed split transactions.
     Shareholders who own 250 or more shares of our common stock on the Record Date will not be entitled to receive any cash for any fractional shares that may result from the Reverse Split. The Forward Split that will immediately follow the Reverse Split will reconvert their whole and fractional share interests back into the same number of shares of our common stock that they held on the Record Date. As a result, the total number of shares held by such a shareholder will not change after completion of the Transaction.
     The Transaction has been authorized by the Board and a special committee of our Board established to evaluate and review the Transaction (the “Special Committee”), pursuant to Section 302A.402, Subd. 1 of the MBCA, which permits us to authorize a share division or combination without shareholder approval on the condition that (i) the rights or preferences of the holders of the outstanding shares of any class or series will not be adversely affected and (ii) the percentage of authorized shares of any class or series remaining unissued after the division or combination will not exceed the percentage of authorized shares of that class or series that were unissued before the division or combination. For purposes of the requirement set forth in (ii) above, the MBCA provides that any increase in the percentage of authorized common stock remaining unissued arising solely from our cancellation of fractional shares in accordance with Section 302A.423 of the MBCA will be disregarded.

     We are authorized under the MBCA to pay the fair cash value for fractional shares resulting from the Reverse Split, provided that, pursuant to Section 302A.423, Subd. 2 of the MBCA, we may not pay money for fractional shares if that action would result in the cancellation of more than 20% of the outstanding shares of our common stock.
     The Transaction will be conducted upon the terms and subject to the conditions set forth in our disclosure document, referred to herein as the “Disclosure Document.” The information contained in the Disclosure Document, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.
Item 1. Summary Term Sheet. The information set forth in the Disclosure Document under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address. The information set forth in the Disclosure Document under the caption “Background—The Company” is incorporated herein by reference.
(b) Securities. The information set forth in the Disclosure Document under the caption “Background—The Company’s Securities” is incorporated herein by reference.
(c) Trading Market and Price. The information set forth in the Disclosure Document under the caption “Background—The Company’s Securities” is incorporated herein by reference.
(d) Dividends. The information set forth in the Disclosure Document under the caption “Background—The Company’s Securities” is incorporated herein by reference.
(e) Prior Public Offerings. None.
(f) Prior Stock Purchases. None.
Item 3. Identity And Background Of Filing Person.
(a) Name and Address. Zareba Systems, Inc. is the filing person of this Schedule 13E-3. The information set forth in the Disclosure Document under the caption “Background—The Company” is incorporated herein by reference. The names and addresses of the executive officers and directors of the filing person are set forth in the Disclosure Document under the caption “Background — Management,” which is incorporated herein by reference.
(b) Business and Background of Entities. Not applicable.
(c) Business and Background of Natural Persons. The information set forth in the Disclosure Document under the caption “Background—Management” is incorporated herein by reference.
Item 4. Terms Of The Transaction.
(a) Material Terms. The information set forth in the Disclosure Document under the caption “Summary Term Sheet” is incorporated herein by reference.
(c) Different Terms. The information set forth in the Disclosure Document under the captions “Summary Term Sheet—Reverse Split,” “Summary Term Sheet—Forward Split” and “Summary Term Sheet—Continuing Shareholders” is incorporated herein by reference.
(d) Appraisal Rights. The information set forth in the Disclosure Document under the caption “Special Factors—Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Disclosure Document under the caption “Special Factors—Access Rights” is incorporated herein by reference.
(f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a)	Transactions. The information set forth in the Disclosure Document under the caption “Special Factors—Related Party Transactions” is incorporated herein by reference.

(b)	Significant Corporate Events. None.

(c)	Negotiations or Contacts. None.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Disclosure Document under the caption “Background—Securities Ownership of Certain Beneficial Owners and Management” is hereby incorporated by reference with respect to securities held by the Company’s officers and directors.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b) Use of Securities Acquired. The securities we obtain in the Transaction will be retired and returned to the status of authorized but unissued shares of common stock.
(c) Plans. The information set forth in the Disclosure Document under the caption “Special Factors—Purpose of the Transaction” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a) Purposes. The information set forth in the Disclosure Document under the captions “Special Factors—Background of the Transaction” and “Special Factors—Purpose of the Transaction” is incorporated herein by reference.
(b) Alternatives. The information set forth in the Disclosure Document under the caption “Special Factors—Alternatives to the Transaction” is incorporated herein by reference.
(c) Reasons. The information set forth in the Disclosure Document under the caption “Special Factors—Reasons for the Transaction” is incorporated herein by reference.
(d) Effects. The information set forth in the Disclosure Document under the captions “Special Factors—Effects of the Transaction” and “Federal Income Tax Consequences of the Transaction” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a) Fairness. The filing person reasonably believes that the Transaction is fair to unaffiliated shareholders. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors—Factors Considered by the Special Committee” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.
(b) Factors Considered in Determining Fairness. The information set forth in the Disclosure Document under the caption “Special Factors—Factors Considered by the Special Committee” is incorporated herein by reference.
(c) Approval of Security Holders. The information set forth in the Disclosure Document under the caption “Special Factors—Shareholder Approval” is incorporated herein by reference.

(d) Unaffiliated Representative. A majority of our directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the transaction. The information set forth in the Disclosure Document under the caption “Special Factors—Factors Considered by the Special Committee” is incorporated herein by reference.
(e) Approval of Directors. The Transaction has been approved by a majority of the directors of the Company who are not employees of the Company. The information set forth in the Disclosure Document under the caption “Special Factors—Factors Considered by the Special Committee” is incorporated herein by reference.
(f) Other Offers. None.
Item 9. Reports, Opinions, Appraisals and Negotiations.
(a) Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors—Factors Considered by the Special Committee” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.
(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors—Factors Considered by the Special Committee” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.
(c) Availability of Documents. The information set forth in the Disclosure Document under the captions “Special Factors—Factors Considered by the Special Committee” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.
(b) Conditions. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.
(c) Expenses. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.
(d) Borrowed Funds. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Disclosure Document under the caption “Background—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(b) Securities Transactions. None.
Item 12. The Solicitation or Recommendation.
(d) Intent to Tender or Vote in Going-Private Transaction. Not applicable.
(e) Recommendations of Others. Not applicable.

Item 13. Financial Statements.
(a) Financial Statements. The information set forth in the Disclosure Document under the caption “Financial Information” is incorporated herein by reference.
(b) Pro Forma Information. The information set forth in the Disclosure Document under the caption “Financial Information” is incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. None.
(b) Employees and Corporate Assets. The Company’s regularly employed management staff have participated in the organization, direction and preparation of this Schedule 13E-3 and the Disclosure Document for use in consummating the Transaction.
Item 15. Additional Information.
(a) Other Material Information. The information set forth in the Disclosure Document and each Exhibit or Appendix thereto is incorporated herein by reference.
Item 16. Exhibits.

(a)(3)	The Disclosure Document (filed herewith).

(a)(5)(i)	Zareba Systems, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2008 (filed with the SEC on September 26, 2008 and incorporated herein by reference).

(a)(5)(ii)	Zareba Systems, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (filed with the SEC on May 11, 2009 and incorporated herein by reference).

(b)(i)	Revolving Credit Agreement dated as of August 29, 2007 by and between Zareba Systems, Inc., Zareba Security, Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated August 29, 2007).

(b)(ii)	First Amendment to Revolving Credit Agreement, dated as of September 30, 2008, by and among Zareba Systems, Inc., Zareba Security, Inc., and JPMorgan Chase Bank, N.A. (incorporated by reference to the Current Report on Form 8-K dated October 8, 2008).

(b)(iii)	Second Amendment to Revolving Credit Agreement, dated as of October 22, 2008, by and among Zareba Systems, Inc., Zareba Security, Inc., and JPMorgan Chase Bank, N.A. (incorporated by reference to the Current Report on Form 8-K dated October 22, 2008).

(c)(i)	Fairness Opinion Letter, dated August 7, 2009, of Greene Holcomb & Fisher LLC (filed herewith).

(d)(i)	1995 Stock Option Plan and forms of incentive stock option agreement and nonqualified stock option agreement used under the Company’s 1995 Stock Option Plan (filed herewith).

(d)(ii)	Amendment No. 1 to 1995 Stock Option Plan (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-KSB for fiscal year ended June 30, 2000).

(d)(iii)	1997 Associates Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998).

(d)(iv)	Rights Agreement dated as of March 15, 2005 between Waters Instruments, Inc. and Wells Fargo Bank, N.A. as Rights Agent, together with the following exhibits thereto: (A) Certificate of Designation of Series A Preferred Stock of Waters Instruments, Inc.; (B) Summary of Rights to Purchase Shares of Series A Preferred Stock; (C) Form of Right Certificate (pursuant to the Rights Agreement, Right Certificates will not be delivered until as soon as practicable after the Distribution Date) (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form 8-A filed on March 16, 2005).

(d)(v)	2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-QSB for the fiscal quarter ended December 31, 2004).

(d)(vi)	Forms of incentive stock option agreement and nonqualified stock option agreement currently used under the Company’s 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2005).

(d)(vii)	Form of restricted stock agreement currently used under the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2005).

(d)(viii)	Form of stock appreciation rights agreement currently used under the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2005).

(d)(ix)	Voluntary Cancellation Agreement of Incentive Stock Option Agreement between the Company and Jeffrey S. Mathiesen, dated June 30, 2008 (incorporated by reference to Exhibit 10.23 to the Company’s annual report on Form 10-K for the year ended June 30, 2008).

(d)(x)	Voluntary Cancellation Agreement of Incentive Stock Option Agreement between the Company and Donald G. Dalland, dated June 30, 2008 (incorporated by reference to Exhibit 10.24 to the Company’s annual report on Form 10-K for the year ended June 30, 2008).

(f)	Not applicable.

(g)	Not applicable.

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ZAREBA SYSTEMS, INC.
/s/ Dale A. Nordquist
	Name:	Dale A. Nordquist
Dated: August 12, 2009	Title:	President and Chief Executive Officer